Exhibit 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference in the Registration Statement on Form S-3 of EnPro Industries, Inc. (the “Corporation”) pertaining to the resale of $172,500,000 aggregate principal amount of the Corporation’s 3.9375% Convertible Senior Debentures due 2015 (the “Debentures”) and shares of the Corporation’s common stock, $.01 par value per share, and associated preferred stock purchase rights, that may be issued upon conversion of the Debentures of our report dated February 4, 2004, with respect to the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2003, included in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005.
/s/ Ernst & Young LLP
Charlotte, North Carolina
March 8, 2006